July 31, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director Anne Nguyen, Special Counsel Daniel Lee
Re:	Innova Holdings, Inc. Preliminary Proxy Statement on Schedule 14A, filed July 13, 2006 (File No. 0-33231)

Dear Ms. Jacobs:

On behalf of Innova Holdings, Inc. (“Innova” or the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Commission”) in connection with the above referenced filing as set forth in the comment letter of July 25, 2006.

The Board of Directors and Corporate Governance, page 7

1.
Disclosure pursuant to the requirements of Item 7(d)(3)(i) of Schedule 14A and Item 306 of Regulation S-B does not appear to have been provided. Notwithstanding your disclosure here that you currently do not have any committees, such disclosure is required. Please see Item 306(b) for additional guidance. Please revise as appropriate.

Response:

We have revised the proxy statement under the heading “The Board of Directors and Corporate Governance on page 7 to provide disclose the member(s) of the Company’s board of directors who perform functions equivalent to an audit committee and their role with respect to audit-related matters of the Company in accordance with Item 306 of Regulation S-B, including, Item 306(b).

Proposal 2, page 16

2.	We note your disclosure that a reverse stock split may result in a higher stock price. Please disclose the price of a share of your common stock as of a recent practicable date.

Response:

We have revised the disclosure under “Proposal 2, Reverse Stock Split” on pages 16 and 19 of the proxy statement to disclose the closing price of the Company’s common stock as of July 26, 2006 of $0.014 per share.

3.
Please disclose whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shared for any purpose, including future acquisitions and or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and financing transactions. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares.

Response:

We have revised the disclosure under “Proposal 2, Reverse Stock Split” on page 17 of the proxy statement to disclose the plans, proposals or arrangements of the Company to issue any of the newly available authorized shares subsequent to the reverse split, including, a complete description of the Securities Purchase Agreement with Cornell Capital Partners, L.P.

4.
We note your disclosure regarding certain anti-takeover effects as a result of the increase in new available authorized capital. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise. Please refer to Release No. 34-15230 for additional guidance.

Response:

We have revised the disclosure under “Proposal 2, Reverse Stock Split” on page 16 of the proxy statement to disclose other anti-takeover mechanisms that may be present in the Company’s governing documents or otherwise.

In addition, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Eric A. Pinero

Eric A. Pinero